PRESS RELEASE

CN Announces Second Quarter Results

Company Remains Focused on Growth and Disciplined Adherence to Scheduled Railroading

MONTREAL, July 23, 2024 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the second quarter ended June 30, 2024.

“I am encouraged by our quarterly volume gains, particularly our CN specific growth initiatives. Our team of railroaders has continued to deliver outstanding service to our customers despite some transient challenges on a key portion of our Western Region that impacted our costs, and traffic diversions due to ongoing labor uncertainty. As we look forward, we are focused on the disciplined execution of our plan, delivering sustainable growth, and resolving labor uncertainty.”
–Tracy Robinson, President and Chief Executive Officer, CN

Quarterly highlights
•Revenue ton miles (RTMs) of 59,936 (millions), an increase of 7%.
•Revenues of C$4,329 million, an increase of C$272 million, or 7%.
•Operating income of C$1,558 million, a decrease of C$42 million or 3% and adjusted operating income of C$1,636 million, an increase of C$36 million or 2%. (1)
•Operating ratio, defined as operating expenses as a percentage of revenues, of 64.0%, an increase of 3.4-points and adjusted operating ratio of 62.2%, an increase of 1.6-points. (1)
•Diluted earnings per share (EPS) of C$1.75, a decrease of 1% and adjusted diluted earnings per share of C$1.84, an increase of 5%. (1)

Updated 2024 guidance and reiterated long-term financial outlook (1) (2)
Accounting for second quarter results and the ongoing volume impact of the current labor uncertainty, CN now expects to deliver adjusted diluted EPS growth in the mid to high single-digit range (compared to its April 23, 2024 expectation of approximately 10%). The Company continues to expect to invest approximately C$3.5 billion in its capital program, net of amounts reimbursed by customers. The Company now expects adjusted return on invested capital (ROIC) to be approximately 15% (compared to its April 23, 2024 expectation to be within the targeted range of 15%-17%).

CN reiterates its longer-term financial perspective and continues to target compounded annual diluted EPS growth in the range of 10%-15% over the 2024-2026 period driven by growing volumes more than the economy, pricing above rail inflation and incrementally improving efficiency, all of which assumes a supportive economy. CN continues to target ROIC in the range of 15%-17%. (2)

CONFERENCE CALL DETAILS
CN's senior officers will review the results and the railway's outlook in a conference call starting at 4:30 p.m. Eastern Time on July 23. Tracy Robinson, CN President and Chief Executive Officer, will lead the call. Parties wishing to participate via telephone may dial 1-800-715-9871 (Canada/U.S.), or 1-647-932-3411 (International), using 2135176 as the passcode. Participants are advised to dial in 10 minutes prior to the call.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, including adjusted earnings per share (EPS), adjusted operating income and adjusted operating ratio (referred to as adjusted performance measures). These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted diluted EPS outlook and full-year adjusted ROIC outlook (2) exclude certain adjustments, which are expected to be comparable to adjustments made in prior years. However, management cannot individually quantify on a forward-looking basis the impact of these adjustments on its adjusted diluted EPS or its adjusted ROIC because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted diluted EPS outlook or its adjusted ROIC outlook.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and
CN | 2024 Quarterly Review – Second Quarter 1

PRESS RELEASE
publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets", or other similar words.

2024 key assumptions
CN has made a number of economic and market assumptions in preparing its 2024 outlook. The Company continues to assume slightly positive North American industrial production in 2024. For the 2023/2024 crop year, the grain crop in Canada was below its three-year average (also below when excluding the significantly lower 2021/2022 crop year) and the U.S. grain crop was above its three-year average. The Company continues to assume that the 2024/2025 grain crop in Canada will be in line with its three-year average (excluding the significantly lower 2021/2022 crop year) and now assumes that the U.S. grain crop will be above its three-year average (compared to its April 23, 2024 assumption that the 2024/2025 grain crop in the U.S. will be in line with its three-year average). CN now assumes RTM growth will be in the range of 3%-5% (compared to its April 23, 2024 assumption of mid-single digit growth). CN assumes continued pricing above rail inflation upon contract renewals. CN also continues to assume that in 2024, the value of the Canadian dollar in U.S. currency will be approximately $0.75, and that in 2024 the average price of crude oil (West Texas Intermediate) will be in the range of US$80 - US$90 per barrel. Additionally, CN assumes that there will be no rail or port labor disruptions in 2024.

2024-2026 key assumptions
CN has made a number of economic and market assumptions in preparing its three-year financial perspective. CN assumes that the North American industrial production will increase by at least two percent CAGR over the 2024 to 2026 period. CN assumes continued pricing above rail inflation. CN assumes that the value of the Canadian dollar in U.S. currency will be approximately $0.75 and that the average price of crude oil (West Texas Intermediate) will be approximately US$80 per barrel during this period.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this news release.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN’s Quarterly Review available on the Company's website at www.cn.ca/financial-results and on SEDAR+ at www.sedarplus.ca as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

About CN
CN powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the Gulf of Mexico, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

Contacts:
Media	Investment Community
Jonathan Abecassis	Stacy Alderson
Director	Assistant Vice-President
Public Affairs and Media Relations	Investor Relations
(438) 455-3692	(514) 399-0052
media@cn.ca	investor.relations@cn.ca
2 CN | 2024 Quarterly Review – Second Quarter

SELECTED RAILROAD STATISTICS – UNAUDITED

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	4,329	4,057	8,578	8,370
Freight revenues ($ millions)	4,153	3,894	8,290	8,113
Operating income ($ millions)	1,558	1,600	3,104	3,262
Adjusted operating income ($ millions) (2)(3)	1,636	1,600	3,182	3,262
Net income ($ millions)	1,114	1,167	2,217	2,387
Adjusted net income ($ millions) (2)(3)	1,172	1,167	2,275	2,387
Diluted earnings per share ($)	1.75	1.76	3.47	3.58
Adjusted diluted earnings per share ($) (2)(3)	1.84	1.76	3.56	3.58
Free cash flow ($ millions) (2)(4)	947	1,100	1,476	1,693
Gross property additions ($ millions)	853	875	1,429	1,336
Share repurchases ($ millions)	1,116	1,043	2,071	2,242
Dividends per share ($)	0.8450	0.7900	1.6900	1.5800
Financial ratio
Operating ratio (%) (5)	64.0	60.6	63.8	61.0
Adjusted operating ratio (%) (2)(3)	62.2	60.6	62.9	61.0
Operational measures (6)
Statistical operating data
Gross ton miles (GTMs) (millions)	117,852	109,693	233,479	225,135
Revenue ton miles (RTMs) (millions)	59,936	55,877	119,685	115,838
Carloads (thousands)	1,419	1,369	2,762	2,722
Route miles (includes Canada and the U.S.)	18,800	18,600	18,800	18,600
Employees (end of period)	25,656	25,178	25,656	25,178
Employees (average for the period)	25,570	25,005	25,381	24,704
Key operating measures
Freight revenue per RTM (cents)	6.93	6.97	6.93	7.00
Freight revenue per carload ($)	2,927	2,844	3,001	2,981
GTMs per average number of employees (thousands)	4,609	4,387	9,199	9,113
Operating expenses per GTM (cents)	2.35	2.24	2.34	2.27
Labor and fringe benefits expense per GTM (cents)	0.72	0.68	0.75	0.69
Diesel fuel consumed (US gallons in millions)	103.0	97.4	206.6	201.5
Average fuel price ($ per US gallon)	4.57	4.24	4.54	4.52
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.874	0.888	0.885	0.895
Train weight (tons)	9,097	9,062	9,092	9,099
Train length (feet)	8,015	7,934	7,902	7,843
Car velocity (car miles per day)	210	216	208	213
Through dwell (entire railroad, hours)	6.9	6.8	7.0	6.9
Through network train speed (miles per hour)	18.3	19.9	18.5	20.0
Locomotive utilization (trailing GTMs per total horsepower)	188	189	188	192
Safety indicators (7)
Injury frequency rate (per 200,000 person hours)	1.17	1.04	1.16	1.01
Accident rate (per million train miles)	1.54	1.98	1.61	1.75
(1)Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(3)See the supplementary schedule entitled Non-GAAP Measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(4)See the supplementary schedule entitled Non-GAAP Measures – Free cash flow for an explanation of this non-GAAP measure.
(5)Operating ratio is defined as operating expenses as a percentage of revenues.
(6)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, revenue ton miles, freight revenue per RTM, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.
(7)Based on Federal Railroad Administration (FRA) reporting criteria.
CN | 2024 Quarterly Review – Second Quarter 3

SUPPLEMENTARY INFORMATION – UNAUDITED

	Three months ended June 30				Six months ended June 30
	2024	2023	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)	2024	2023	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)
Revenues ($ millions) (2)
Petroleum and chemicals	850	748	14%	12%	1,707	1,576	8%	8%
Metals and minerals	528	497	6%	5%	1,058	1,026	3%	3%
Forest products	501	480	4%	3%	995	991	—%	—%
Coal	241	263	(8%)	(9%)	462	526	(12%)	(12%)
Grain and fertilizers	738	688	7%	7%	1,598	1,549	3%	3%
Intermodal	1,040	983	6%	5%	1,999	1,995	—%	—%
Automotive	255	235	9%	7%	471	450	5%	4%
Total freight revenues	4,153	3,894	7%	6%	8,290	8,113	2%	2%
Other revenues	176	163	8%	7%	288	257	12%	11%
Total revenues	4,329	4,057	7%	6%	8,578	8,370	2%	2%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	11,651	10,426	12%	12%	23,365	21,445	9%	9%
Metals and minerals	7,558	6,740	12%	12%	14,908	13,828	8%	8%
Forest products	5,751	5,754	—%	—%	11,520	11,810	(2%)	(2%)
Coal	5,293	5,965	(11%)	(11%)	9,931	11,813	(16%)	(16%)
Grain and fertilizers	14,586	13,592	7%	7%	31,618	30,610	3%	3%
Intermodal	14,214	12,611	13%	13%	26,745	24,870	8%	8%
Automotive	883	789	12%	12%	1,598	1,462	9%	9%
Total RTMs	59,936	55,877	7%	7%	119,685	115,838	3%	3%
Freight revenue / RTM (cents) (2)(3)
Petroleum and chemicals	7.30	7.17	2%	1%	7.31	7.35	(1%)	(1%)
Metals and minerals	6.99	7.37	(5%)	(7%)	7.10	7.42	(4%)	(5%)
Forest products	8.71	8.34	4%	3%	8.64	8.39	3%	2%
Coal	4.55	4.41	3%	3%	4.65	4.45	4%	4%
Grain and fertilizers	5.06	5.06	—%	(1%)	5.05	5.06	—%	—%
Intermodal	7.32	7.79	(6%)	(7%)	7.47	8.02	(7%)	(7%)
Automotive	28.88	29.78	(3%)	(5%)	29.47	30.78	(4%)	(5%)
Total freight revenue / RTM	6.93	6.97	(1%)	(1%)	6.93	7.00	(1%)	(1%)
Carloads (thousands) (3)
Petroleum and chemicals	162	151	7%	7%	327	312	5%	5%
Metals and minerals	247	248	—%	—%	487	485	—%	—%
Forest products	77	77	—%	—%	155	158	(2%)	(2%)
Coal	115	132	(13%)	(13%)	227	262	(13%)	(13%)
Grain and fertilizers	162	152	7%	7%	333	330	1%	1%
Intermodal	597	550	9%	9%	1,124	1,062	6%	6%
Automotive	59	59	—%	—%	109	113	(4%)	(4%)
Total carloads	1,419	1,369	4%	4%	2,762	2,722	1%	1%
Freight revenue / carload ($) (2)(3)
Petroleum and chemicals	5,247	4,954	6%	5%	5,220	5,051	3%	3%
Metals and minerals	2,138	2,004	7%	5%	2,172	2,115	3%	2%
Forest products	6,506	6,234	4%	3%	6,419	6,272	2%	2%
Coal	2,096	1,992	5%	5%	2,035	2,008	1%	1%
Grain and fertilizers	4,556	4,526	1%	—%	4,799	4,694	2%	2%
Intermodal	1,742	1,787	(3%)	(3%)	1,778	1,879	(5%)	(6%)
Automotive	4,322	3,983	9%	7%	4,321	3,982	9%	8%
Total freight revenue / carload	2,927	2,844	3%	2%	3,001	2,981	1%	—%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Constant currency for an explanation of this non-GAAP measure.
(2)Amounts expressed in Canadian dollars.
(3)Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
4 CN | 2024 Quarterly Review – Second Quarter

NON-GAAP MEASURES – UNAUDITED

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, free cash flow, constant currency and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Adjusted net income, adjusted diluted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance. Management believes that these adjusted performance measures provide additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as they exclude certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. These items may include:
i.operating expense adjustments: workforce reduction program, depreciation expense on the deployment of replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of changes in tax laws including rate enactments, and changes in tax positions affecting prior years.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three and six months ended June 30, 2024, the Company's adjusted net income was $1,172 million, or $1.84 per diluted share, and $2,275 million, or $3.56 per diluted share, respectively. The adjusted figures for the three and six months ended June 30, 2024 exclude a loss on assets held for sale of $78 million, or $58 million after-tax ($0.09 per diluted share) resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada. See Note 4 – Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for additional information.

For the three and six months ended June 30, 2023, the Company's net income was $1,167 million, or $1.76 per diluted share, and $2,387 million, or $3.58 per diluted share, respectively. There were no adjustments in the second quarter and the first half of 2023.

Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three and six months ended June 30, 2024 and 2023, to the non-GAAP adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2024	2023	2024	2023
Net income	$1,114	$1,167	$2,217	$2,387
Adjustments:
Loss on assets held for sale	78	—	78	—
Tax effect of adjustments (1)	(20)	—	(20)	—
Total adjustments	58	—	58	—
Adjusted net income	$1,172	$1,167	$2,275	$2,387
Diluted earnings per share	$1.75	$1.76	$3.47	$3.58
Impact of adjustments, per share	0.09	—	0.09	—
Adjusted diluted earnings per share	$1.84	$1.76	$3.56	$3.58
(1)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.
CN | 2024 Quarterly Review – Second Quarter 5

NON-GAAP MEASURES – UNAUDITED

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three and six months ended June 30, 2024 and 2023, to the non-GAAP adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except percentages	2024	2023	2024	2023
Operating income	$1,558	$1,600	$3,104	$3,262
Adjustment:
Loss on assets held for sale	78	—	78	—
Total adjustment	78	—	78	—
Adjusted operating income	$1,636	$1,600	$3,182	$3,262

Operating expenses	$2,771	$2,457	$5,474	$5,108
Total adjustment	(78)	—	(78)	—
Adjusted operating expenses	$2,693	$2,457	$5,396	$5,108

Operating ratio	64.0%	60.6%	63.8%	61.0%
Impact of adjustment	(1.8)%	—%	(0.9)%	—%
Adjusted operating ratio	62.2%	60.6%	62.9%	61.0%

Free cash flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three and six months ended June 30, 2024 and 2023, to the non-GAAP free cash flow presented herein:

	Three months ended June 30		Six months ended June 30
In millions	2024	2023	2024	2023
Net cash provided by operating activities	$1,813	$1,985	$2,930	$3,040
Net cash used in investing activities	(866)	(885)	(1,454)	(1,347)
Free cash flow	$947	$1,100	$1,476	$1,693

6 CN | 2024 Quarterly Review – Second Quarter

NON-GAAP MEASURES – UNAUDITED

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.368 and $1.359 per US$1.00 for the three and six months ended June 30, 2024, respectively, and $1.343 and $1.347 per US$1.00 for the three and six months ended June 30, 2023, respectively. On a constant currency basis, the Company's net income for the three and six months ended June 30, 2024 would have been lower by $8 million ($0.01 per diluted share) and lower by $5 million ($0.01 per diluted share), respectively.

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three and six months ended June 30, 2024:

	Three months ended June 30				Six months ended June 30
In millions, except per share data	2024	Constant currency impact	2023	% Change at constant currency Fav (Unfav)	2024	Constant currency impact	2023	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$850	$(9)	$748	12%	$1,707	$(7)	$1,576	8%
Metals and minerals	528	(8)	497	5%	1,058	(6)	1,026	3%
Forest products	501	(6)	480	3%	995	(5)	991	—%
Coal	241	(1)	263	(9%)	462	(1)	526	(12%)
Grain and fertilizers	738	(5)	688	7%	1,598	(4)	1,549	3%
Intermodal	1,040	(5)	983	5%	1,999	(4)	1,995	—%
Automotive	255	(4)	235	7%	471	(3)	450	4%
Total freight revenues	4,153	(38)	3,894	6%	8,290	(30)	8,113	2%
Other revenues	176	(2)	163	7%	288	(2)	257	11%
Total revenues	4,329	(40)	4,057	6%	8,578	(32)	8,370	2%
Operating expenses
Labor and fringe benefits	850	(6)	747	(13%)	1,744	(4)	1,559	(12%)
Purchased services and material	578	(5)	571	—%	1,149	(5)	1,164	2%
Fuel	546	(8)	485	(11%)	1,060	(7)	1,042	(1%)
Depreciation and amortization	466	(4)	449	(3%)	928	(3)	897	(3%)
Equipment rents	102	(2)	83	(20%)	201	(2)	173	(15%)
Other	151	(2)	122	(22%)	314	(2)	273	(14%)
Loss on assets held for sale	78	—	—	—%	78	—	—	—%
Total operating expenses	2,771	(27)	2,457	(12%)	5,474	(23)	5,108	(7%)
Operating income	1,558	(13)	1,600	(3%)	3,104	(9)	3,262	(5%)
Interest expense	(220)	2	(173)	(26%)	(430)	2	(338)	(27%)
Other components of net periodic benefit income	114	—	120	(5%)	227	—	239	(5%)
Other income	32	—	1	3100%	34	—	2	1600%
Income before income taxes	1,484	(11)	1,548	(5%)	2,935	(7)	3,165	(7%)
Income tax expense	(370)	3	(381)	4%	(718)	2	(778)	8%
Net income	$1,114	$(8)	$1,167	(5%)	$2,217	$(5)	$2,387	(7%)
Diluted earnings per share	$1.75	$(0.01)	$1.76	(1%)	$3.47	$(0.01)	$3.58	(3%)
CN | 2024 Quarterly Review – Second Quarter 7

NON-GAAP MEASURES – UNAUDITED

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended June 30, 2024 and 2023, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended June 30,	2024	2023
Debt		$20,510	$16,938
Adjustments:
Operating lease liabilities, including current portion (1)		373	410
Pension plans in deficiency (2)		359	350
Adjusted debt		$21,242	$17,698
Net income		$5,455	$5,262
Interest expense		814	632
Income tax expense		803	1,699
Depreciation and amortization		1,848	1,783
Operating lease cost (3)		151	147
Other components of net periodic benefit income		(467)	(488)
Other loss (income)		(166)	1
Adjustment:
Loss on assets held for sale (4)		78	—
Adjusted EBITDA		$8,516	$9,036
Adjusted debt-to-adjusted EBITDA multiple (times)		2.49	1.96
(1)Represents the present value of operating lease payments.
(2)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(3)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(4)Relates to a loss of $78 million on assets held for sale recorded in the second quarter of 2024, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada. See Note 4 – Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for additional information.
8 CN | 2024 Quarterly Review – Second Quarter